FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly Listed Company
Corporate Taxpayers’ ID (CNPJ) 47.508.411/0001 -56
Corporate Registry (NIRE) 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 16, 2009

1. DATE, TIME AND PLACE: The meeting was held on December 16, 2009, at 9 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luís Antônio, 3142, in the City and State of São Paulo.

2. PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL AND ATTENDANCE: Call duly made pursuant to Article 15 of the Company’s Bylaws.

4. AGENDA: (i) To approve the renewal of the Assignment and Acquisition of Credit Rigths Agreement between the Company and Banco do Brasil S.A.; (ii) To approve the execution of the Joint Venture Agreement between the Company and its subsidiaries Mandala Empreendimentos e Participações S.A. and Globex Utilidades S.A., and the controlling partners of Casa Bahia Comercial Ltda.; (iii) To approve the change in the class A preferred shares and DRs ratio; (iv) To create the position of Senior Executive Operating Vice-President; and (v) To elect said Officer and consolidate the Board of Executive Officers.

5. RESOLUTIONS: After the meeting was called to order, the Board members examined the Agenda and resolved by majority vote,

5.1. To approve the renewal of the Assignment and Acquisition of Credit Rights Agreement between the Company and Banco do Brasil S.A., in the amount of up to R$250,000,000.00 and maturing on June 18, 2010. The Board members also pointed out that such operation is conditioned to its non-recording as a financial debt.

5.2. To approve the execution of the Joint Venture Agreement, entered into on December 4, 2009, between the Company and its subsidiaries Mandala Empreendimentos e Participações S.A. and Globex Utilidades S.A., and controlling partners of Casa Bahia Comercial Ltda., through which terms and conditions were set forth to rule the integration of its durable goods retail business. In this sense, the Board members authorize the call of the Company’s Extraordinary General Meeting pursuant to Law 6,404/76.

5.3. To approve the change in the class A preferred shares (“PNA”) and Depositary Receipts (“DRs”) ratio in the Company’s Level III Depositary Receipts Program from 2 PNA : 1 DR, to 1 PNA : 1 DR.

5.4. The Board members, from now on, authorize the Company’s Board of Executive Officers to implement, formalize and execute all acts and documents necessary to the regulation and improvement of all resolutions mentioned above.

5.5. To create the position of Senior Executive Operating Vice-President.

5.6. To elect, pursuant Article 18, “b” and Article 20 of the Company’s Bylaws, with term of office maturing on April 30, 2011, for the position of Senior Executive Operating Vice-President, Mr. Enéas César Pestana Neto, Brazilian, married, accountant, Identity Card (RG) 11.383.698 -3, SSP/SP, and Individual Taxpayers’ ID (CPF/MF) 023.327.978 -40, residing and domiciled in the city and state of São Paulo, at Avenida Brigadeiro Luís Antonio, 3172. Mr. Enéas shall continue to exercise cumulatively the position of Chief Financial Officer of the Company.

5.6.1. Due to the aforementioned resolution, to ratify and consolidate the composition of the Company’s Board of Executive Officers, namely: Chief Executive Officer: Claudio Eugênio Stiller Galeazzi; Senior Executive Operating Vice-President: Enéas César Pestana Neto; Executive Vice-Presidents: José Roberto Coimbra Tambasco, Hugo Antonio Jordão Bethlem, Antonio Ramatis Fernandes Rodrigues and Claudia Elisa de Pinho Soares; Investments and Works Officer: Caio Racy Mattar; Hypermarkets Operating Officer: Sylvia de Souza Leão Wanderley; Regional Officer: Marcelo Lopes; Commercial Officer: Paulo Gualtieri; Investor Relations Officer: Daniela Sabbag; and Chief Financial Officer: Enéas César Pestana Neto. The Board members also ratified the competences of other Officers, as per minutes of Board of Directors’ Meeting held on April 30, 2008 and May 13, 2009.

APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved and signed by all attending board members. São Paulo, December 16, 2009. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Attending board members: Abilio dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Hakim Laurent Aouani, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Candido Botelho Bracher, Fábio Schvartsman, Pedro Chermont and Guilherme Affonso Ferreira. Invited member: Samuel Elia. Minutes drawn up in the Company’s book, pursuant to paragraph 3 of Article 130 of Law 6,404/76, as amended.

This is a free English translation of the original instrument drawn up in the Company’s records.

Renata Catelan P. Rodrigues
Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 28, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Senior Executive Operating Vice-President
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.